UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

February 8, 2019

Versum Materials, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1-37664	47-5632014
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8555 South River Parkway, Tempe, Arizona		85284
(Address of principal executive offices)		(Zip Code)

(602) 282-1000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 1.01	Entry into a Material Definitive Agreement.

On February 8, 2019, Versum Materials, Inc., a Delaware corporation (the “Company”), entered into a Second Amendment to Credit Agreement (the “Second Amendment”) among the Company, certain of its subsidiaries party thereto, the lenders party thereto (the “Lenders”) and Citibank, N.A., as administrative agent and collateral agent for the Lenders (the “Agent”), which amended that certain Credit Agreement, dated as of September 30, 2016, among the Company, the lenders party thereto and the Agent (as amended by the First Amendment to Credit Agreement dated as of October 10, 2017 and as further amended by the Second Amendment, the “Amended Credit Agreement”).

The Second Amendment provides that, upon and subject to the consummation of the Entegris Merger (as defined in the Amended Credit Agreement), the Applicable Rate (as defined in the Amended Credit Agreement) for the Company’s senior secured first lien term loan B facility will increase by 0.25%, with the Applicable Rate to be 2.25% upon the closing of the Entegris Merger. Further, the Applicable Rate will be subject to a stepdown based on the Total Leverage Ratio (as defined in the Amended Credit Agreement) in accordance with the terms of the Amended Credit Agreement after completion of the first full fiscal quarter after the consummation of the Entegris Merger. The Second Amendment also included certain other amendments to permit the consummation of the Entegris Merger.

A copy of the Second Amendment is filed as Exhibit 10.1 and incorporated herein by reference. The above description of the Second Amendment is not complete and is qualified in its entirety by reference to such exhibit.

Item 9.01	Financial Statements and Exhibits.

(d)                Exhibits.

Exhibit No.	Description

10.1	Second Amendment, dated as of February 8, 2019, among Versum Materials, Inc., as borrower, certain of its subsidiaries party thereto, each lender party thereto, Citibank, N.A., as administrative agent and collateral agent.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Versum Materials, Inc.

Date: February 13, 2019	By:	/s/ Michael W. Valente
	Name:	Michael W. Valente
	Title:	Senior Vice President, General Counsel and Secretary